UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Shareholders Approve 2008 Dividend

BRUSSELS, Belgium, May 28, 2009—Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that during its Ordinary and Extraordinary General Meeting its shareholders have approved the annual accounts for fiscal year 2008 and the distribution of a EUR 1.48 gross dividend. After deduction of a 25% withholding tax, this results in a net dividend of EUR 1.11 per share.

The 2008 dividend will become payable to owners of ordinary shares against coupon no. 47. The Delhaize Group shares will start trading ex-coupon on June 1, 2009. The record date is June 3, 2009 and the dividend will be payable as from June 4, 2009. The ADR dividend record date is June 3, 2009 and the payment of the dividend to Delhaize Group’s ADR holders will be made through Citibank beginning on June 9, 2009.

During the General Meeting, Delhaize Group’s President and Chief Executive Officer, Pierre-Olivier Beckers, confirmed the earlier-announced earnings guidance for the full year 2009.

The shareholders approved the renewal of the director’s mandates of Mrs. Claire Babrowski, Mr. Pierre-Olivier Beckers, Count Jacobs de Hagen and Mr. Didier Smits, for a period of three years. The mandate of Mr. Jack L. Stahl, who was appointed director by the Board of Directors on August 1st, 2008 to fill the un-expired term of the mandate of Dr. William L. Roper, was confirmed by the shareholders at the extraordinary general meeting held on April 29, 2009. The shareholders acknowledged that Mrs. Claire Babrowski, Count Jacobs de Hagen and Jack L. Stahl satisfy the requirements for independence under the Belgian Company Code, and appointed them as independent Directors thereunder.

The speeches and presentations of the General Meeting are available on Delhaize Group’s corporate website (www.delhaizegroup.com). The minutes of the Meeting and the results of the votes will be made available on the Company website in the coming days.

» Delhaize Group

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of the first quarter of 2009, Delhaize Group’s sales network consisted of 2 670 stores. In 2008, Delhaize Group posted EUR 19 billion (USD 28 billion) in revenues and EUR 467 million (USD 687 million) in net profit (Group share). At the end of 2008, Delhaize Group employed approximately 141 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Guy Elewaut: + 32 2 412 29 48	Amy Shue (U.S. investors): +1 704 633 8250 (ext.2529)
Geert Verellen: + 32 2 412 83 62	Barbera Hoppenbrouwers (media): + 32 2 412 86 69
Aurélie Bultynck: + 32 2 412 83 61

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	June 1, 2009	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President